Exhibit 99.1

Jupai Reports First Quarter 2018 Results

SHANGHAI — May 28, 2018 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

FIRST QUARTER 2018 FINANCIAL HIGHLIGHTS

•                      Net revenues in the first quarter of 2018 were RMB433.2 million (US1$69.1 million), a 17.5% increase from the corresponding period in 2017.

(RMB ‘000, except percentages)	Q1 2017	Q1 2017%	Q1 2018	Q1 2018%	YoY Change %
One-time commissions	234,759	63.7%	276,435	63.8%	17.8%
Recurring management fees	67,617	18.3%	122,908	28.4%	81.8%
Recurring service fees	26,225	7.1%	15,058	3.5%	-42.6%
Other service fees	40,139	10.9%	18,816	4.3%	-53.1%
Total net revenues	368,740	100.0%	433,217	100.0%	17.5%

•                      Income from operations in the first quarter of 2018 was RMB152.5 million (US$24.3 million), a 21.8% increase from the corresponding period in 2017.

•                      Net income attributable to ordinary shareholders in the first quarter of 2018 was RMB115.9 million (US$18.5 million), a 27.8% increase from the corresponding period in 2017.

•                      Non-GAAP2 net income attributable to ordinary shareholders in the first quarter of 2018 was RMB126.1 million (US$20.1 million), a 24.7% increase from the corresponding period in 2017.

FIRST QUARTER 2018 OPERATIONAL UPDATES

•                      Total number of active clients3 during the first quarter of 2018 was 4,167.

•                      The aggregate value of wealth management products distributed by the Company during the first quarter of 2018 was RMB10.9 billion (US$1.7 billion), a 23.2% decrease from the corresponding period in 2017.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on March 30, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.2726 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended
	March 31, 2017		March 31, 2018
Product type	(RMB in millions, except percentages)
Fixed income products	11,218	79%	3,933	36%
Private equity products	2,332	16%	6,043	56%
Secondary market equity fund products	20	1%	691	6%
Other products	628	4%	231	2%
All products	14,198	100%	10,898	100%

•                      Jupai’s coverage network as of March 31, 2018 included 73 client centers covering 48 cities, as compared to 72 client centers covering 44 cities as of March 31, 2017.

•                      Total assets under management4 as of March 31, 2018 were RMB54.5 billion (US$8.7 billion), a 5.3% decrease from December 31, 2017 and a 26.5% increase from March 31, 2017.

Assets under management — breakdown by product type

	As of
	March 31, 2017		March 31, 2018
Product type	(RMB in millions, except percentages)
Fixed income products	22,856	53%	27,385	51%
Private equity products	16,774	39%	24,098	44%
Secondary market equity fund products	2,997	7%	2,246	4%
Other products	451	1%	772	1%
All products	43,078	100%	54,501	100%

“Jupai had a solid first quarter of 2018, with both top and bottom-line results surpassing expectations,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “While net revenues for the quarter increased to RMB433.2 million at a year-over-year growth rate of 17.5%, the aggregate value of wealth management products distributed by Jupai saw a year-over-year decrease to RMB10.9 billion due to the Chinese New Year holiday as well as regulatory changes. We benefited, however, from enhanced bargaining power with real estate companies which have been facing higher cost of capital due to the recent policy changes. As a result, Jupai’s average one-time commission rate for the quarter rose to approximately 2.5%, as compared to approximately 2% for the full year of 2017. Net income attributable to ordinary shareholders for the quarter reached RMB115.9 million, up 27.8% year-over-year, with net profit margin rising to 26.7% from 24.6% in the same period of last year.”

“To adapt to the newly introduced industry regulations, in the first quarter of 2018, Jupai leveraged our rich experience and resources in the real estate industry to accelerate development of our real estate equity related products, including mezzanine investments, convertible bonds and M&A funds. We have received very positive feedback on these products, with our total assets under management reaching RMB54.5 billion as of March 31, 2018, representing a 26.5% year-over-year increase.”

4 “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

“We believe that the solid performance Jupai achieved in the first quarter reflects our team’s capability to adapt to market changes and launch new products which satisfy both regulatory requirements and customer needs. Leveraging our rigorous risk control system, Jupai will further broaden our product portfolio to better fulfill customers’ wealth management and asset allocation needs. We are optimistic that Jupai will maintain healthy growth in 2018 as management focuses on building China’s leading wealth and asset management brand.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Over the first quarter of 2018, Jupai’s business continued to grow steadily as we further optimized the company’s cost structure and operating efficiency, which helped to drive our operating margin to 35.2%. As we look to achieve additional cost efficiencies, we remain confident in our bottom-line growth outlook for 2018.”

FIRST QUARTER 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2018 were RMB433.2 million (US$69.1 million), a 17.5% increase from the corresponding period in 2017, primarily due to increases in one-time commissions and recurring management fees.

•                      Net revenues from one-time commissions for the first quarter of 2018 were RMB276.4 million (US$44.1 million), a 17.8% increase from the corresponding period in 2017, primarily as a result of an increase in fee rates.

•                      Net revenues from recurring management fees for the first quarter of 2018 were RMB122.9 million (US$19.6 million), an 81.8% increase from the corresponding period in 2017, primarily due to an increase in the value of assets under management. The Company recognized RMB20.7 million (US$3.3 million) and RMB1.7 million carried interest in the first quarter of 2018 and 2017, respectively.

•                      Net revenues from recurring service fees for the first quarter of 2018 were RMB15.1 million (US$2.4 million), a 42.6% decrease from the corresponding period in 2017, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized nil and RMB1.4 million variable performance fees in the first quarter of 2018 and 2017, respectively.

•                      Net revenues from other service fees for the first quarter of 2018 were RMB18.8 million (US$3.0 million), a 53.1% decrease from the corresponding period in 2017, primarily due to decreases in sub-advisory fees collected from other companies.

Starting from January 1, 2018, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606), on a modified-retrospective basis. The adoption has no material impact on the Company’s financial positions, results of operations, or cash flows.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2018 were RMB280.7 million (US$44.8 million), an increase of 15.3% from the corresponding period in 2017.

•                      Cost of revenues for the first quarter of 2018 was RMB130.4 million (US$20.8 million), a 3.2% decrease from the corresponding period in 2017, primarily due to a reduction in performance-based compensation as a result of a decline in the aggregate value of wealth management products distributed.

•                      Selling expenses for the first quarter of 2018 were RMB85.4 million (US$13.6 million), a 43.4% increase from the corresponding period in 2017, primarily due to the increase in marketing expenses.

•                      G&A expenses for the first quarter of 2018 were RMB65.0 million (US$10.4 million), a 23.6% increase from the corresponding period in 2017, mainly due to the increase in both the numbers of managerial and administrative personnel and their average compensation.

•                      Other operating income (government subsidies) received by the Company in the first quarter of 2018 was RMB0.1 million (US$0.02 million), a 95.9% decrease from the corresponding period in 2017. Government subsidies were recorded when received, with their availability and amount dependent upon government administrative policies.

Operating margin for the first quarter of 2018 was 35.2%, compared to 34.0% for the corresponding period in 2017.

Income tax expenses for the first quarter of 2018 were RMB39.1 million (US$6.2 million), a 32.0% increase from the corresponding period in 2017. The increase was primarily due to an increase in taxable income.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the first quarter of 2018 was RMB115.9 million (US$18.5 million), a 27.8% increase from the corresponding period in 2017.

•                      Net margin attributable to ordinary shareholders for the first quarter of 2018 was 26.7%, as compared to 24.6% for the corresponding period in 2017.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the first quarter of 2018 was RMB3.50 (US$0.56) and RMB3.30 (US$0.53), respectively, as compared to RMB2.81 and RMB2.69, respectively, for the corresponding period in 2017.

The industry regulations newly introduced on March 28, 2018 emphasize that asset management businesses conducted through the internet are subject to oversight from financial regulatory authorities. Pursuant to these regulations, Shanghai Runju Financial Information Service Co., Ltd. (“Runju”), a non-controlling investee of Jupai, has formulated a new business plan to adjust its business model. Based on management’s latest evaluation, no impairment loss needs to be recorded for the first quarter ended March 31, 2018. Future impairment analysis will be performed at each quarter end.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2018 was RMB126.1 million (US$20.1 million), a 24.7% increase from the corresponding period in 2017.

•                      Non-GAAP net margin attributable to ordinary shareholders for the first quarter of 2018 was 29.1%, as compared to 27.4% for the corresponding period in 2017.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the first quarter of 2018 was RMB3.59 (US$0.57), as compared to RMB3.00 for the corresponding period in 2017.

Balance Sheet and Cash Flow

As of March 31, 2018, the Company had RMB824.2 million (US$131.4 million) in cash and cash equivalents, compared to RMB1,527.8 million as of December 31, 2017.

Net cash used in operating activities during the first quarter of 2018 was RMB150.6 million (US$24.0 million).

Net cash used in investing activities during the first quarter of 2018 was RMB557.0 million (US$88.8 million).

Net cash provided by financing activities during the first quarter of 2018 was RMB4.0 million (US$0.6 million).

BUSINESS OUTLOOK

The Company estimates that its net income attributable to ordinary shareholders for the full year of 2018 will be in the range of RMB532.3 million to RMB573.3 million, an increase of 30.0% to 40.0% compared to 2017. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on May 28, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore	+65-6713-5090 or 800-101-2868
Passcode:	3688852

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 5, 2018:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore	800-616-2305
Passcode:	3688852

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

	As of
	December 31,	March 31,	March 31,
	2017	2018	2018
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,527,777,270	824,236,192	131,402,639
Short-term investments	23,203,612	23,203,612	3,699,202
Accounts receivable	53,512,590	60,390,722	9,627,702
Other receivables	22,989,264	17,695,654	2,821,104
Amounts due from related parties	268,760,059	743,085,128	118,465,250
Other current assets	12,276,204	16,710,018	2,663,969
Total current assets	1,908,518,999	1,685,321,326	268,679,866
Long-term investments	50,450,000	50,450,000	8,042,917
Investment in affiliates	181,922,556	421,136,038	67,138,991
Property and equipment, net	44,957,054	43,833,624	6,988,111
Intangible assets, net	74,350,855	68,337,742	10,894,644
Goodwill	261,621,691	251,767,063	40,137,593
Other non-current assets	32,459,581	31,978,267	5,098,087
Deferred tax assets — non-current	71,807,042	71,807,042	11,447,732
Total Assets	2,626,087,778	2,624,631,102	418,427,941

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	212,718,285	119,295,618	19,018,528
Income tax payable	179,224,777	193,259,879	30,810,171
Other tax payable	57,325,185	75,823,395	12,088,033
Dividend payable	—	125,832,660	20,060,686
Amounts due to related parties-current	27,294,813	24,800,770	3,953,826
Deferred revenue from related parties	171,546,620	159,839,236	25,482,134
Deferred revenue	17,921,745	13,718,766	2,187,094
Other current liabilities	31,941,785	20,957,858	3,341,176
Total current liabilities	697,973,210	733,528,182	116,941,648
Deferred revenue — non-current from related parties	62,917,485	51,172,793	8,158,147
Deferred revenue — non-current	6,611,915	4,228,388	674,105
Deferred tax liabilities— non-current	4,717,167	3,450,023	550,015
Total Liabilities	772,219,777	792,379,386	126,323,915
Equity	1,853,868,001	1,832,251,716	292,104,026
Total Liabilities and Total Shareholders’ Equity	2,626,087,778	2,624,631,102	418,427,941

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data, ADS data and percentages)

	Three months ended
	March 31,	March 31,	March 31,	YoY
	2017	2018	2018	Change %
	RMB	RMB	USD
Revenues
Third party revenues	101,873,393	59,676,498	9,513,837	-41.4%
Related party revenues	268,841,531	374,736,600	59,741,830	39.4%
Total revenues	370,714,924	434,413,098	69,255,667	17.2%
Business taxes and related surcharges	(1,974,544)	(1,196,313)	(190,720)	-39.4%
Net revenues	368,740,380	433,216,785	69,064,947	17.5%

Operating costs and expenses:
Cost of revenues	(134,752,532)	(130,457,483)	(20,797,992)	-3.2%
Selling expenses	(59,519,090)	(85,353,592)	(13,607,370)	43.4%
General and administrative expenses	(52,621,880)	(65,030,185)	(10,367,342)	23.6%
Other operating income — government subsidies	3,408,212	141,000	22,479	-95.9%
Total operating cost and expenses	(243,485,290)	(280,700,260)	(44,750,225)	15.3%
Income from operations	125,255,090	152,516,525	24,314,722	21.8%

Interest income	7,503,409	1,146,048	182,707	-84.7%
Investment income	2,041,799	1,128,859	179,967	-44.7%
Other income	23,223	1,108,872	176,780	4,674.9%
Total other income	9,568,431	3,383,779	539,454	-64.6%
Income before taxes and income from equity in affiliates	134,823,521	155,900,304	24,854,176	15.6%
Income tax expense	(29,635,028)	(39,116,248)	(6,236,050)	32.0%
Loss from equity in affiliates	(5,716,843)	(1,186,518)	(189,159)	-79.2%
Net income	99,471,650	115,597,538	18,428,967	16.2%
Net (income) loss income attributable to non-controlling interests	(8,778,757)	280,047	44,646	-103.2%
Net income attributable to ordinary shareholders	90,692,893	115,877,585	18,473,613	27.8%

Net income per ADS:
Basic	2.81	3.50	0.56	24.6%
Diluted	2.69	3.30	0.53	22.7%
Weighted average number of ADSs used in computation:
Basic	32,303,977	33,122,636	33,122,636	2.5%
Diluted	33,732,924	35,102,133	35,102,133	4.1%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data and percentages)

	Three months ended
	March 31,	March 31,	March 31,
	2017	2018	2018	Change
	RMB	RMB	USD
Net income	99,471,650	115,597,538	18,428,967	16.2%
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	(6,186,464)	(21,419,060)	(3,414,702)	246.2%
Other comprehensive income	(6,186,464)	(21,419,060)	(3,414,702)	246.2%
Comprehensive income	93,285,186	94,178,478	15,014,265	1.0%
Less: Comprehensive income attributable to non-controlling interests	8,778,757	(280,047)	(44,646)	-103.2%
Comprehensive income attributable to ordinary shareholders	84,506,429	94,458,525	15,058,911	11.8%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	March 31,	March 31,
	2017	2018	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	24.6%	26.7%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	27.4%	29.1%

Net income attributable to ordinary shareholders	90,692,893	115,877,585	27.8%
Adjustment for share-based compensation	6,886,881	6,912,879	0.4%
Adjustment for amortization of intangible assets related to acquisition	3,595,958	3,332,428	-7.3%
Adjusted net income attributable to ordinary shares(non-GAAP)	101,175,732	126,122,892	24.7%

Net income attributable to ordinary shares per ADS, diluted	2.69	3.30	22.7%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	3.00	3.59	19.7%

Weighted average number of ADSs used in computation:
Diluted	33,732,924	35,102,133	4.1%